UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Northwest Biotherapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

66737P 10 5

(Cusip Number)
Linda F. Powers
Managing Director
7600 Wisconsin Ave, 7th Floor
Bethesda, MD 20814
Tel: (240) 497-4060

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 13, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continue on following pages(s))

CUSIP No. 66737P 10 5

1.	Name of Reporting Person: Toucan Capital Fund II, L.P.		I.R.S. Identification Nos. of above persons (entities only): 52-2333790

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 292,617,260 (1)

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 292,617,260 (1)

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 292,617,260

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 93.9% (2)

14.	Type of Reporting Person (See Instructions): PN

(1)

Consists of (a) 139,617,260 shares of Common Stock, par value $.001 per share (“Common Stock”) issuable as of May 13, 2005 upon conversion of principal and interest due under ten 10% Convertible, Secured Promissory Notes in the aggregate principal amount of $5,250,000, (b) 32,500,000 shares of Common Stock issuable upon conversion of 32,500,000 shares of Series A Cumulative Convertible Preferred Stock, par value $.001 per share (“Series A Stock”), (c) 13,000,000 shares of Common Stock issuable upon conversion of 13,000,000 shares of Series A Stock currently issuable upon exercise of a warrant to purchase Series A Stock, and (d) 107,500,000 shares of Common Stock currently issuable upon exercise of eight warrants.

(2)	Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 66737P 10 5

1.	Name of Reporting Person: Toucan General II, LLC		I.R.S. Identification Nos. of above persons (entities only): 52-2336939

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 292,617,260 (1)

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 292,617,260 (1)

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 292,617,260

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 93.9% (2)

14.	Type of Reporting Person (See Instructions): OO

(1)	Consists of (a) 139,617,260 shares of Common Stock, par value $.001 per share (“Common Stock”) issuable as of May 13, 2005 upon conversion of principal and interest due under ten 10% Convertible, Secured Promissory Notes in the aggregate principal amount of $5,250,000, (b) 32,500,000 shares of Common Stock issuable upon conversion of 32,500,000 shares of Series A Cumulative Convertible Preferred Stock, par value $.001 per share (“Series A Stock”), (c) 13,000,000 shares of Common Stock issuable upon conversion of 13,000,000 shares of Series A Stock currently issuable upon exercise of a warrant to purchase Series A Stock, and (d) 107,500,000 shares of Common Stock currently issuable upon exercise of eight warrants.

(2)	Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 66737P 10 5

1.	Name of Reporting Person: Toucan Management, LLC		I.R.S. Identification Nos. of above persons (entities only): 52-2336938

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 292,617,260 (1)

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 292,617,260 (1)

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 292,617,260

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 93.9% (2)

14.	Type of Reporting Person (See Instructions): OO

(1)	Consists of (a) 139,617,260 shares of Common Stock, par value $.001 per share (“Common Stock”) issuable as of May 13, 2005 upon conversion of principal and interest due under ten 10% Convertible, Secured Promissory Notes in the aggregate principal amount of $5,250,000, (b) 32,500,000 shares of Common Stock issuable upon conversion of 32,500,000 shares of Series A Cumulative Convertible Preferred Stock, par value $.001 per share (“Series A Stock”), (c) 13,000,000 shares of Common Stock issuable upon conversion of 13,000,000 shares of Series A Stock currently issuable upon exercise of a warrant to purchase Series A Stock, and (d) 107,500,000 shares of Common Stock currently issuable upon exercise of eight warrants.

(2)	Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 66737P 10 5

1.	Name of Reporting Person: Linda Powers		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization:

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 292,617,260 (1)

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 292,617,260 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 292,617,260

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 93.9% (2)

14.	Type of Reporting Person (See Instructions): IN

(1)	Consists of (a) 139,617,260 shares of Common Stock, par value $.001 per share (“Common Stock”) issuable as of May 13, 2005 upon conversion of principal and interest due under ten 10% Convertible, Secured Promissory Notes in the aggregate principal amount of $5,250,000, (b) 32,500,000 shares of Common Stock issuable upon conversion of 32,500,000 shares of Series A Cumulative Convertible Preferred Stock, par value $.001 per share (“Series A Stock”), (c) 13,000,000 shares of Common Stock issuable upon conversion of 13,000,000 shares of Series A Stock currently issuable upon exercise of a warrant to purchase Series A Stock, and (d) 107,500,000 shares of Common Stock currently issuable upon exercise of eight warrants.

(2)	Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 66737P 10 5

1.	Name of Reporting Person: Robert Hemphill, Jr.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization:

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 292,617,260 (1)

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 292,617,260 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 292,617,260

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 93.9 (2)%

14.	Type of Reporting Person (See Instructions): IN

(1)	Consists of (a) 139,617,260 shares of Common Stock, par value $.001 per share (“Common Stock”) issuable as of May 13, 2005 upon conversion of principal and interest due under ten 10% Convertible, Secured Promissory Notes in the aggregate principal amount of $5,250,000, (b) 32,500,000 shares of Common Stock issuable upon conversion of 32,500,000 shares of Series A Cumulative Convertible Preferred Stock, par value $.001 per share (“Series A Stock”), (c) 13,000,000 shares of Common Stock issuable upon conversion of 13,000,000 shares of Series A Stock currently issuable upon exercise of a warrant to purchase Series A Stock, and (d) 107,500,000 shares of Common Stock currently issuable upon exercise of eight warrants.

(2)	Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 66737P 10 5

1.	Name of Reporting Person: Bruce Robertson, Ph.D.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization:

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 292,617,260 (1)

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 292,617,260 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 292,617,260

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 93.9 (2)%

14.	Type of Reporting Person (See Instructions): IN

(1)	Consists of (a) 139,617,260 shares of Common Stock, par value $.001 per share (“Common Stock”) issuable as of May 13, 2005 upon conversion of principal and interest due under ten 10% Convertible, Secured Promissory Notes in the aggregate principal amount of $5,250,000, (b) 32,500,000 shares of Common Stock issuable upon conversion of 32,500,000 shares of Series A Cumulative Convertible Preferred Stock, par value $.001 per share (“Series A Stock”), (c) 13,000,000 shares of Common Stock issuable upon conversion of 13,000,000 shares of Series A Stock currently issuable upon exercise of a warrant to purchase Series A Stock, and (d) 107,500,000 shares of Common Stock currently issuable upon exercise of eight warrants.

(2)	Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

SEE INSTRUCTION BEFORE FILLING OUT!

Item 1. Security and Issuer.

     This Amendment No. 8 to Statement on Schedule 13D (this “Schedule”) relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Northwest Biotherapeutics, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 21720 23rd Drive S.E., Suite 100, Bothell, Washington, 98021. This Schedule amends and restates, in their entirety, Items 1 through 7 of the Schedule 13D filed by the Filing Persons (as defined below) on May 6, 2004 as amended and restated by Amendment No. 7 to Schedule 13D filed by the Filing Persons on April 21, 2005 (as so amended and restated, the “Restated Schedule 13D”). Unless otherwise indicated, all capitalized terms used herein but not defined shall have the same meaning as set forth in the Restated Schedule 13D.

Item 2. Identity and Background.

     This Schedule is filed by (i) Toucan Capital Fund II, LP, a Delaware limited partnership (“Toucan Capital”); (ii) Toucan General II, LLC, a Delaware limited liability company (“Toucan General”), which is the general partner of Toucan Capital; (iii) Toucan Management, LLC, a Delaware limited liability company (“Toucan Management”), which provides managerial services on behalf of Toucan General pursuant to a management agreement; (iv) Linda F. Powers, an individual and United States citizen who serves as a managing director of Toucan Capital, a managing member of Toucan General and a managing member of Toucan Management and as a member of the investment committee of Toucan Capital; (v) Robert F. Hemphill, Jr., an individual and United States citizen who serves as a managing director of Toucan Capital, a managing member of Toucan General and a managing member of Toucan Management and as a member of the investment committee of Toucan Capital; and (vi) Bruce C. Robertson, Ph.D., an individual and United States citizen who serves as a managing director of Toucan Capital, a managing member of Toucan General, and a managing member of Toucan Management, and as a member of the investment committee of Toucan Capital. The principal place of business of Toucan Capital, Toucan General, Toucan Management, Ms. Powers, Mr. Hemphill, and Mr. Robertson (collectively, the “Filing Persons”) is 7600 Wisconsin Avenue, 7th Floor, Bethesda, MD, 20814.

     The principal business of Toucan Capital consists of making investments, focused primarily on life science investments. Toucan Capital invests at seed and early (pre-clinical) stages, as well as later (clinical) stages. Toucan Capital’s primary areas of investment currently include immunotherapies, biologics and protein therapeutics, cell therapies and tissue engineering, RNA therapeutics, and medical devices. Toucan General is the general partner of Toucan Capital, and in such capacity, may be deemed to have sole voting and dispositive power over all of the Common Stock beneficially owned by Toucan Capital. Toucan Management manages Toucan General pursuant to a management agreement between those entities, pursuant to which Toucan Management may also be deemed to have sole voting and dispositive power over all of the Common Stock held by Toucan Capital. Ms. Powers and Mssrs. Hemphill and Robertson are managing members of Toucan Management, and serve on the investment committee of Toucan Capital. In such capacities, Ms. Powers and Mssrs. Hemphill and Robertson exercise shared voting and dispositive power over all of the Common Stock held by Toucan Capital.

     During the past five years, none of the entities and persons listed above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     The securities described in this Schedule were acquired by Toucan Capital with funds received from its partners entrusted to Toucan Capital for investment purposes. The total amount of funds invested by Toucan Capital in the transactions described herein was $6,550,000.

Item 4. Purpose of Transaction.

Overview

     Toucan Capital acquired beneficial ownership of the securities in connection with a recapitalization of the Company. On April 26, 2004 (the “Effective Date”), the Company entered into a Recapitalization Agreement (the “Initial Recapitalization Agreement”) and a Binding Convertible Preferred Stock Term Sheet (the “Initial Term Sheet”) with Toucan Capital. Concurrently therewith, Toucan Capital and the Company entered into three convertible secured promissory notes in aggregate principal amount of $600,000 (including the reissuance of two prior notes of $50,000 principal amount each), as more fully described below. On June 11, 2004, Toucan Capital and the Company entered into an additional convertible secured promissory note in principal amount of $500,000. On July 30, 2004, Toucan Capital and the Company entered into an additional convertible secured promissory note in principal amount of $2,000,000, and in connection with the $2,000,000 note, Toucan Capital and the Company entered into an Amended and Restated Recapitalization Amendment (the “Restated Recapitalization Agreement”), which amended and restated the Initial Recapitalization Agreement in its entirety.

     On October 22, 2004, Toucan Capital and the Company entered into an additional convertible secured promissory note in principal amount of $500,000, and in connection with the $500,000 note, Toucan Capital and the Company amended the Restated Recapitalization Agreement and amended and restated the Initial Term Sheet (the “Restated Term Sheet”). On November 10, 2004, Toucan Capital and the Company entered into an additional convertible secured promissory note in principal amount of $500,000, and in connection with the $500,000 note, Toucan Capital and the Company further amended the Restated Recapitalization Agreement. On December 27, 2004, Toucan Capital and the Company entered into an additional convertible secured promissory note in principal amount of $250,000, and in connection with the $250,000 note, Toucan Capital and the Company further amended the Restated Recapitalization Agreement and amended the Restated Term Sheet. On January 26, 2005, Toucan Capital purchased 32,500,000 shares of Series A Cumulative Convertible Preferred Stock (the “Series A Stock”) from the Company at a purchase price of $0.04 per share, for an aggregate purchase price of $1,300,000. In connection with the purchase of Series A Stock, Toucan Capital and the Company further amended the Restated Recapitalization Agreement and the Restated Term Sheet. On April 12, 2005, Toucan Capital and the Company entered into an additional convertible secured promissory note in principal amount of $450,000, and in connection with the $450,000 note, Toucan Capital and the Company further amended the Restated Recapitalization Agreement and the Restated Term Sheet. On May 13, 2005, Toucan Capital and the Company entered into an additional convertible secured promissory note in principal amount of $450,000 and in connection with the $450,000 note, Toucan Capital and the Company further amended the Restated Recapitalization Agreement and the Restated Term Sheet.

     The Restated Recapitalization Agreement, as amended, and the Restated Term Sheet, as amended, contemplate a recapitalization to occur in two stages, a bridge funding period which began on February 1, 2004 (the “Bridge Funding Period”) and an equity financing period, which began on January 26, 2005 and, unless otherwise extended by Toucan Capital and the Company, will last up to 12 months (the “Equity Financing Period”). The Restated Term Sheet, as amended, contemplates the issuance, during the Equity Financing Period, of up to $40 million of convertible preferred stock (the “Convertible Preferred Stock”), including the $1.3 million of Series A Stock acquired by Toucan, in multiple tranches (the “Equity Financing”). Future closings, if any, of the Equity Financing may be made at varying prices (which may be higher, lower or the same as the purchase price of the Series A Stock sold in the first closing on January 26, 2005), based on prevailing market conditions at the time of the closing as well as the status of the Company’s business, operations, and prospects. It is possible that the financing may be structured either as a single series of preferred stock or in multiple series of preferred stock issued in separate tranches, with each having differing rights, preferences and privileges, including but not limited to different purchase prices. Any additional financing is contingent upon the Company complying with covenants in the Recapitalization Agreement, as amended, and locating additional investors who are willing to invest in the Company on the terms proposed. Toucan Capital has provided all amounts funded thus far pursuant to the Restated Recapitalization Agreement, and may provide additional funding, which may be in the form of debt or equity.

     From time to time, the Filing Persons hold discussions with management and third parties with respect to potential changes in the Company’s operational strategies and capital structure, including but not limited to the recapitalization described herein. The Filing Persons intend to review on a regular basis their investment in the Company and, to the extent permitted by applicable regulatory requirements, reserve the right to acquire additional securities of the Company (including, but not limited to, acquisitions resulting from conversion of some or all of the Bridge Notes and/or exercise of some or all of the Bridge Warrants) and to sell securities of the Company in open market transactions, privately negotiated transactions or otherwise. The Company has granted Toucan Capital a right of first refusal to participate in future financings as described in greater detail in the “Right of First Refusal” section of this Item 4.

Bridge Notes

     In connection with the Initial Recapitalization Agreement, the first $1,100,000 of bridge funding (the “Initial Bridge Funding”) provided by Toucan Capital was provided through a series of Loan Agreement, Security Agreement and 10% Convertible, Secured Promissory Notes in the forms provided in the Initial Recapitalization Agreement (collectively, the “Initial Bridge Notes”). The Initial Bridge Notes accrued interest at 10% per year, were secured by a first priority security interest in substantially all of the Company’s assets, matured one year after their respective issuance dates and were convertible into any debt or equity security authorized for issuance by the Company. Prior to the date of the Initial Recapitalization Agreement, bridge funding in the aggregate principal amount of $100,000 had been provided to the Company by Toucan Capital. On February 2, 2004 and on March 1, 2004, Toucan Capital provided two loans to the Company in the principal amounts of $50,000 each. Pursuant to the Initial Recapitalization Agreement, these notes were cancelled and reissued as two new Initial Bridge Notes, with interest accruing from their respective original issuance dates. Also on the Effective Date, Toucan Capital provided an additional $500,000 in Initial Bridge Funding evidenced by a third Initial Bridge Note. Additionally, on June 11, 2004, Toucan Capital provided further Initial Bridge Funding of $500,000 on substantially the same terms and evidenced by an additional Initial Bridge Note.

     On July 30, 2004, in connection with the execution of the Restated Recapitalization Agreement, Toucan Capital provided further bridge funding of $2,000,000 (the “Subsequent Bridge Funding”) evidenced by a 10% Convertible, Secured Promissory Note (the “Subsequent Bridge Note”) in the form provided in the Restated Recapitalization Agreement. Simultaneously, as a condition to the Restated Recapitalization Agreement, Toucan Capital and the Company agreed to amend and restate the four Initial Bridge Notes (the “Amended and Restated Initial Bridge Notes”) that were issued in connection with the Initial Bridge Funding, each in substantially identical form as the Subsequent Bridge Note. On October 22, 2004, in connection with the first amendment of the Restated Recapitalization Agreement, Toucan Capital provided further bridge funding of $500,000 (the “October 22 Bridge Funding”) evidenced by a note in substantially identical form as the Subsequent Bridge Note (the “October 22 Bridge Note”). On November 10, 2004, in connection with the second amendment of the Restated Recapitalization Agreement, Toucan Capital provided an additional $500,000 of bridge funding (the “ November Bridge Funding”) evidenced by a note in substantially identical form as the Subsequent Bridge Note (the “November Bridge Note”). On December 27, 2004, in connection with the third amendment of the Restated Recapitalization Agreement, Toucan Capital provided an additional $250,000 of bridge funding (the “December Bridge Funding”) evidenced by a note in substantially identical form as the Subsequent Bridge Note (the “December Bridge Note”). On April 12, 2005, in connection with the fifth amendment of the Restated Recapitalization Agreement, Toucan Capital provided an additional $450,000 of bridge funding (the “April Bridge Funding”), evidenced by a note in substantially identical form as the Subsequent Bridge Note (the “April Bridge Note”). On May 13, 2005, in connection with the sixth amendment of the Restated Recapitalization Agreement, Toucan Capital provided an additional $450,000 of bridge funding (the “May Bridge Funding” and, collectively with the Initial Bridge Funding, the Subsequent Bridge Funding, the October 22 Bridge Funding, the November Bridge Funding, the December Bridge Funding and the April Bridge Funding, the “Bridge Funding”), evidenced by a note in substantially identical form as the Subsequent Bridge Note (the “May Bridge Note”). All references to “Bridge Notes” herein include the Subsequent Bridge Note, the Amended and Restated Initial Bridge Notes, the October 22 Bridge Note, the November Bridge Note, the December Bridge Note, the April Bridge Note and the May Bridge Note. On April 12, 2005, the Company and Toucan Capital amended the terms of three of the Amended and Restated Initial Bridge Notes, in aggregate principal amount of $600,000 to extend their maturity dates to June 26, 2005. The Fourth Amended and Restated Initial Bridge Note, in principal amount of $500,000, continues to mature on June 11, 2005.

     Pursuant to the Restated Recapitalization Agreement, as amended, Toucan Capital may, at any time and in its sole discretion, convert any or all of the principal and/or interest due on any or all of the Bridge Notes into any equity or debt security authorized for issuance by the Company (currently Common Stock and Series A Stock). Under the Bridge Notes, the conversion price for a discretionary conversion is the lowest of: (i) the lowest nominal or effective price per share paid by any investor at any time on or after April 26, 2003 (with the exception of certain options held by members of the board of directors outstanding as of the Effective Date, and shares issuable upon the exercise of the Initial Bridge Warrants (as defined herein)); (ii) the lowest nominal or effective price at which any investor is entitled to acquire shares pursuant to any other security, instrument, or promise, undertaking, commitment, agreement or letter of intent of the Company outstanding on or after the Effective Date or granted, issued, extended or otherwise made available by the Company at any time on or after April 26, 2003 (with the exception of certain options held by members of the board of directors outstanding as of the Effective Date and the Initial Bridge Warrants); and (iii) the lesser of $0.10 per share or a 35% discount to the average closing price per share of the Common Stock during any twenty consecutive trading days beginning with the twenty consecutive trading days immediately preceding the Effective Date (with the limitation that the conversion price under this clause (iii) will be no less than $0.04 per share). If the currently outstanding Bridge Notes had been converted into Common Stock on the date of filing this Schedule, the conversion price would have been $0.04 per share pursuant to the above calculation.

     In addition to the optional conversion described above, the Bridge Notes are automatically convertible into Convertible Preferred Stock upon the closing of a Qualified Preferred Stock Financing (as defined below). The conversion price for such an automatic conversion is the lowest nominal or effective price per share paid by any investor other than Toucan Capital who purchases Convertible Preferred Stock.

Bridge Warrants

     In connection with the Initial Recapitalization Agreement, the Company issued a warrant (the “Prior Warrant”) to purchase any authorized class of securities of the Company (“Warrant Exercise Securities”) (which, at the time of issuance consisted solely of Common Stock, but now consists of Common Stock and Series A Stock). On the Effective Date, the Prior Warrant was exercisable for 36,000,000 Warrant Exercise Securities at a purchase price of $0.01 per share (subject to adjustment as described below). On June 11, 2004, in connection with the $500,000 in Bridge Funding provided, the Prior Warrant became exercisable for an additional 30,000,000 Warrant Exercise Securities. The Prior Warrant was originally not exercisable until the occurrence of one of the vesting criteria thereof, which included the Company’s raising of $2,000,000 of funding on or after the Effective Date. The Subsequent Bridge Funding, therefore, triggered the exercisability of the Prior Warrant. For clarity, in connection with the Restated Recapitalization Agreement, the Prior Warrant was cancelled and replaced by two separate warrants, one dated April 26, 2004 and exercisable for 36,000,000 Warrant Exercise Securities, which corresponds to the portion of the Prior Warrant attributable to the April 26, 2004 closing, and the other dated June 11, 2004 and exercisable for 30,000,000 Warrant Exercise Securities, which corresponds to the portion of the Prior Warrant attributable to the June 11, 2004 closing (each, an “Initial Bridge Warrant” and collectively, the “Initial Bridge Warrants”). The Initial Bridge Warrants clarified that they became immediately exercisable upon the closing of the Subsequent Bridge Funding. The Initial Bridge Warrants are exercisable until the date that is seven (7) years after the respective dates thereof (April 26, 2011 and June 11, 2011, respectively). The Initial Bridge Warrants are exercisable for Warrant Exercise Securities, at a purchase price of $0.01 per share.

     In connection with the Restated Recapitalization Agreement, the Company issued a third warrant (the “Subsequent Bridge Warrant”) to Toucan Capital to purchase 20,000,000 Warrant Exercise Securities. The Subsequent Bridge Warrant was initially exercisable at a purchase price per share of the lesser of: (i) $0.10 per share (subject to adjustment as described below) or (ii) a 35% discount to the average closing price per share of the Common Stock during the twenty trading day period prior to the first sale of Convertible Preferred Stock in the Equity Financing (subject to adjustment as described below, and with the limitation that the exercise price of the Subsequent Bridge Warrant will be no less than $0.04 per share pursuant to this clause). As described in greater detail below, on January 26, 2005, in connection with the first closing of Equity Financing, the exercise price of the Subsequent Bridge Warrant (and the October 22 Bridge Warrant, the November Bridge Warrant and the December Bridge Warrant (each, as defined below)) was fixed pursuant to the foregoing formula at $0.04 per share (subject to adjustment). The Company and Toucan Capital amended each of these warrants on January 26, 2005 to clarify that the exercise price was $0.04 per share (subject to adjustment).

     In connection with the first amendment of the Restated Recapitalization Agreement, the Company issued a fourth warrant (the “October 22 Bridge Warrant”) to Toucan Capital to purchase 5,000,000 Warrant Exercise Securities. The remaining terms of the October 22 Bridge Warrant are substantially identical to the terms of the Subsequent Bridge Warrant. In connection with the second amendment of the Restated Recapitalization Agreement, the Company issued a fifth warrant (the “November Bridge Warrant”) to Toucan Capital to purchase 5,000,000 Warrant Exercise Securities. The remaining terms of the November Bridge Warrant are substantially identical to the terms of the Subsequent Bridge Warrant. In connection with the third amendment of the Restated Recapitalization Agreement, the Company issued a sixth warrant (the “December Bridge Warrant”) to Toucan Capital to purchase 2,500,000 Warrant Exercise Securities. The remaining terms of the December Bridge Warrant are substantially identical to the terms of the Subsequent Bridge Warrant. In connection with the fifth amendment of the Restated Recapitalization Agreement, the Company issued a seventh warrant (the “April Bridge Warrant”) to Toucan Capital to purchase 4,500,000 Warrant Exercise Securities. The remaining terms of the April Bridge Warrant are substantially identical to the terms of the Subsequent Bridge Warrant. In connection with the sixth amendment of the Restated Recapitalization Agreement, the Company issued an eighth warrant (the “May Bridge Warrant” and, collectively with the Initial Bridge Warrants, the Subsequent Bridge Warrant, the October 22 Bridge Warrant, the November Bridge Warrant, the December Bridge Warrant and the April Bridge Warrant, the “Bridge Warrants”) to Toucan Capital to purchase 4,500,000 Warrant Exercise Securities. The remaining terms of the May Bridge Warrant are substantially identical to the terms of the Subsequent Bridge Warrant. Except as described herein, all other terms of the Initial Bridge Warrants, the Subsequent Bridge Warrant, the October 22 Bridge Warrant, the November Bridge Warrant, the December Bridge Warrant, the April Bridge Warrant and the May Bridge Warrant are substantially identical.

     Based on the average closing price per share of the Company’s Common Stock for the twenty trading days prior to the sale of the Series A Stock, the exercise price of each of the Subsequent Bridge Warrant, the October 22 Bridge Warrant, the November Bridge Warrant and the December Bridge Warrant was fixed, pursuant to the terms thereof, at $0.04 per share on January 26, 2005. In connection with the first closing of the Equity Financing on January 26, 2005, the Company and Toucan Capital amended the Subsequent Bridge Warrant, the October 22 Bridge Warrant, the November Bridge Warrant and the December Bridge Warrant to clarify that the exercise price of each of these warrants is $0.04 per share (subject to adjustment as described in the following paragraph). The exercise price of the April Bridge Warrant and the May Bridge Warrant is $0.04 per share (subject to adjustments as described in the following paragraph).

     In the event that the Company sells at least $15 million of Convertible Preferred Stock for cash to investors other than Toucan Capital on the terms and conditions set forth in the Restated Recapitalization Agreement and the Term Sheet (a “Qualified Preferred Stock Financing”), the Bridge Warrants will be exercisable only for shares of Convertible Preferred Stock. Unless and until the Company completes a Qualified Preferred Stock Financing, the Bridge Warrants will be exercisable for any debt or equity security authorized for issuance by the Company (which currently consists of Common Stock and Series A Stock). The number of shares issuable pursuant to the Bridge Warrants and the exercise prices thereof are subject to adjustment in the event of stock splits, reverse stock splits, stock dividends, and the like. The exercise price is also subject to downward adjustment in the event of certain dilutive issuances in which the Company sells or is deemed to have sold shares below the then applicable exercise price.

Series A Cumulative Convertible Preferred Stock

     On January 26, 2005, the Company and Toucan Capital entered into a Securities Purchase Agreement (the “Purchase Agreement”) pursuant to which Toucan Capital purchased 32,500,000 shares of newly designated Series A Stock of the Company at a purchase price of $0.04 per share, for an aggregate purchase price of $1,300,000. This closing of Equity Financing was entered into on substantially the same terms as the potential equity financing that was approved by the Company’s stockholders at the 2004 Annual Meeting of Stockholders held on December 17, 2004 and constituted the first equity closing of the Equity Financing Period.

     The rights, preferences and privileges of the Series A Stock are contained in a Certificate of Designations (the “Certificate”) of the Series A Stock filed by the Company with the Delaware Secretary of State on January 26, 2005. Pursuant to the Certificate, the Series A Stock (i) is entitled to cumulative dividends at the rate of 10% per year; (ii) is entitled to a liquidation preference in the amount of its initial purchase price plus all accrued and unpaid dividend; (iii) has a preference over the Common Stock with respect to dividends and distributions; (iv) is entitled to participate on an as-converted basis with the Common Stock on any distributions after the payment of any preferential amounts to the Series A Stock; (v) votes on an as converted basis with the Common Stock on matters submitted to the Common Stockholders for approval and as a separate class on certain other material matters; and (vi) is convertible into Common Stock on a one-for-one basis (subject to adjustment in the event of stock dividends, stock splits, reverse stock splits, recapitalizations, etc.) The number of shares of Common Stock issuable upon conversion of each share of Series A Stock is also subject to increase in the event of certain dilutive issuances in which the Company sells or is deemed to have sold shares below the then applicable conversion price (currently $0.04 per share). The Certificate also provides that the consent of the holders of a majority of the Series A Stock is required in the event that the Company elects to undertake certain significant business actions. The foregoing description of the rights, preferences and privileges of the Series A Stock is qualified in its entirety by reference to the Certificate, which is filed as an exhibit to this Schedule and incorporated by reference herein.

Series A Warrant

     In accordance with the Restated Recapitalization Agreement, as amended, and the Restated Term Sheet, as amended, the Company issued to Toucan Capital a warrant to purchase 10 shares of Series A Stock for each dollar of equity funding provided, with an exercise price of $0.04 per share (the “Series A Warrant”) in connection with Toucan Capital’s purchase of Series A Stock on January 26, 2005. Accordingly, the Series A Warrant is exercisable for 13,000,000 shares of Series A Stock at an exercise price per share of $0.04 per share. The number of shares issuable pursuant to the Series A Warrant and the exercise price thereof is subject to adjustment in the event of stock splits, reverse stock splits, stock dividends and the like.

Registration Rights

     Pursuant to the Purchase Agreement, the Company and Toucan Capital agreed to use their respective best efforts to promptly enter into a registration rights agreement at a mutually agreed upon time in the future, which in any event shall be no later than ten business days following Toucan Capital’s request. Such agreement would provide Toucan Capital (and other investors in the Company pursuant to the Restated Recapitalization Agreement, as amended (the “Other Investors”), if any) with the registration rights set forth in the Restated Term Sheet, as amended. Pursuant to the provisions of the Restated Term Sheet, as amended, these registration rights would provide for the registration for resale of the Common Stock issuable upon conversion of all of the Bridge Notes and Series A Stock and the Common Stock issuable upon exercise of all Bridge Warrants and the Series A Warrant held by Toucan Capital, as well as the Common Stock issuable upon conversion and/or exercise of any securities acquired by Toucan Capital or Other Investors, if any, in the future pursuant to the Restated Recapitalization Agreement, as amended.

Equity Financing

      The Company plans to raise the Equity Financing in the form of a private investment in public entity (“PIPE”) transaction. The Restated Recapitalization Agreement, as amended, and the Restated Term Sheet, as amended, contemplate an overall issuance of up to $40 million in Convertible Preferred Stock, including the $1.3 million of Series A Stock purchased on January 26, 2005 by Toucan Capital (not including shares issuable upon exercise of warrants), in multiple tranches, over a one year period which began on January 26, 2005. The Restated Recapitalization Agreement, as amended, and the Restated Term Sheet, as amended, also contemplate that warrants (the “Preferred Stock Warrants”) to purchase additional shares of Convertible Preferred Stock may be issued by the Company on a portion of the Convertible Preferred Stock purchased for cash with an exercise price equal to the issuance price of the Convertible Preferred Stock. However, the actual amount of warrant coverage in future closings, if any, will be based on market conditions and the status of the Company’s business, operations and prospects prevailing at the time of the closings. Moreover, some or all of the Preferred Stock Warrants contemplated to be issued in connection with the PIPE transaction may instead be issued to third parties for other purposes. If additional closings of the Equity Financing cannot be achieved through a PIPE transaction, the Company may effect future closings of the Equity Financing in connection with or following deregistration of its Common Stock under Section 12 of the Securities Exchange Act of 1934.

Board Composition

     In connection with the first closing of the Equity Financing on January 26, 2005, the Company and Toucan Capital amended the Restated Recapitalization Agreement and the Restated Term Sheet to provide that:

•	as of January 26, 2005, the authorized number of the Company’s directors shall be one (currently Alton L. Boynton, the Company’s president and chief executive officer);

•	the authorized number of directors may not be increased or decreased without the consent of the holders of a majority of the shares of Convertible Preferred Stock;

•	the holders of a majority of the shares of Convertible Preferred Stock, acting in their sole discretion, may require the Company to increase the total number of authorized directors at any time following January 26, 2005, up to a maximum of seven directors; and

•	any newly created directorships shall be designated by the holders of a majority of the shares of Convertible Preferred Stock, acting in their sole discretion, to be filled by either: (i) an outside director with significant industry experience, who is reasonably acceptable to the holders of a majority of the Convertible Preferred Stock, to be elected by the holders of the Company’s Common Stock (which may, subject to applicable law, the Company’s Certificate of Incorporation or the Company’s Bylaws, be filled initially by vote of the remaining director(s)) (an “Independent Industry Expert Directorship”); or (ii) a director to be designated by the holders of a majority of the Convertible Preferred Stock (a “Preferred Directorship”). Up to four (4) directorships shall be designated as Preferred Directorships, up to two (2) directorships shall be designated as Independent Industry Expert Directorships, and one (1) director shall be the chief executive officer of the Company.

     Toucan Capital currently holds all outstanding shares of Convertible Preferred Stock and, accordingly, Toucan Capital may, at its sole discretion, take any or all of the actions described above to effect changes to the composition of the Board of Directors of the Company.

     In connection with future closings, if any, of the Equity Financing, it is possible that the Company, Toucan Capital and any Other Investors may agree to revise the foregoing board composition requirements.

Right of First Refusal

     The Company has also granted Toucan Capital a right of first refusal to participate in future issuances of equity securities or debt securities by the Company so long as Toucan Capital holds any Bridge Notes or Bridge Warrants. In the event that the Company proposes to authorize or issue any equity security or debt security, Toucan Capital has the right to convert any or all of its Bridge Notes and/or exercise any or all of its Bridge Warrants for such equity securities or debt securities. This right of first refusal shall be limited to the right to solely purchase Convertible Preferred Stock in the event that the Bridge Notes automatically convert into Convertible Preferred Stock pursuant to the automatic conversion provisions described above. Any such conversion of Bridge Notes would be at the conversion price described above, and any such exercise of the Bridge Warrants would be at the exercise price provided in the applicable Bridge Warrant. This right of first refusal applies regardless of whether or not Toucan Capital leads or otherwise participates in any such financing.

Future Funding

     Future funding under the Restated Recapitalization Agreement, as amended, and any additional Bridge Funding or Equity Financing, is subject to a number of conditions, which may be waived at the sole discretion of Toucan Capital and the other investors, if applicable.

Item 5. Interest in Securities of the Issuer.

     As of May 13, 2005, the aggregate principal amount of, and accrued interest on, the Bridge Notes held by Toucan Capital is $5,584,690.41 and the conversion price of the Bridge Notes is $0.04 per share. Accordingly, each of the Filing Persons may be deemed to beneficially own 139,617,260 shares of Common Stock issuable upon conversion of the Bridge Notes.

     As of May 13, 2005, the Bridge Warrants are exercisable for an aggregate of 107,500,000 shares of Common Stock, which each of the Filing Persons may be deemed to beneficially own.

     As of May 13, 2005, the Series A Stock held by Toucan Capital was convertible into 32,500,000 shares of Common Stock, which each of the Filing Persons may be deemed to beneficially own.

     As of May 13, 2005, the Series A Stock issuable upon exercise of the Series A Warrant held by Toucan Capital was convertible into 13,000,000 shares of Common Stock, which each of the Filing Persons may be deemed to beneficially own.

     Based on the above holdings, as of May 13, 2005, each of the Filing Persons may be deemed to beneficially own an aggregate of 292,617,260 shares of Common Stock. Such shares, based on the capitalization of the Company as of May 13, 2005, based on representations made by the Company to Toucan Capital, constitute 93.9% of the Common Stock (calculated in accordance with SEC regulations).

     Other than the transactions described above, no transactions in the Common Stock of the Company have been effected by the Filing Persons during the past 60 days.

     To the knowledge of the Filing Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Other than the Restated Recapitalization Agreement, as amended, the Restated Term Sheet, as amended, the Purchase Agreement, the Bridge Notes, the Bridge Warrants, as amended, the Series A Stock, the Certificate, the Series A Warrant and the Preferred Stock Warrants described in Item 4 above, to the knowledge of the Filing Persons, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Items to be Filed as Exhibits.

Exhibit 1: Amended and Restated Recapitalization Agreement, dated July 30, 2004, by and between the Company and Toucan Capital (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 6, 2004).*

Exhibit 2: Amendment No. 1 to Amended and Restated Recapitalization Agreement, dated October 22, 2004, by and between the Company and Toucan Capital (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 28, 2004).

Exhibit 3: Amendment No. 2 to Amended and Restated Recapitalization Agreement, dated November 10, 2004, by and between the Company and Toucan Capital (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 16, 2004).

Exhibit 4: Amendment No. 3 to Amended and Restated Recapitalization Agreement, dated December 27, 2004, by and between the Company and Toucan Capital (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 30, 2004).

Exhibit 5: Amendment No. 4 to Amended and Restated Recapitalization Agreement, dated January 26, 2005, by and between the Company and Toucan Capital (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on February 1, 2005).

Exhibit 6: Amendment No. 5 to Amended and Restated Recapitalization Agreement, dated April 12, 2005, by and between the Company and Toucan Capital (incorporated by reference to Exhibit 10.37 to the Company’s Annual Report on Form 10-K filed with the SEC on April 15, 2005).

Exhibit 7: Amendment No. 6 to Amended and Restated Recapitalization Agreement, dated May 13, 2005, by and between the Company and Toucan Capital (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 18, 2005).

Exhibit 8: Amended and Restated Binding Convertible Preferred Stock Term Sheet, dated October 22, 2004, by and between the Company and Toucan Capital (included as Exhibit B to Exhibit 2 hereto and incorporated by reference herein).

Exhibit 9: Amendment to Amended and Restated Binding Term Sheet, dated December 27, 2004, by and between the Company and Toucan Capital (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the SEC on December 30, 2004).

Exhibit 10: Second Amendment to Amended and Restated Binding Term Sheet, dated January 26, 2005, by and between the Company and Toucan Capital (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the SEC on February 1, 2005).

Exhibit 11: Third Amendment to Amended and Restated Binding Term Sheet, dated April 12, 2005, by and between the Company and Toucan Capital (incorporated by reference to Exhibit 10.40 to the Company’s Annual Report on Form 10-K filed with the SEC on April 15, 2005).

Exhibit 12: Fourth Amendment to Amended and Restated Binding Term Sheet, dated May 13, 2005, by and between the Company and Toucan Capital (incorporated by reference to Exhibit 10.4 of the Company’s Current Report on Form 8-K filed with the SEC on May 18, 2005).

Exhibit 13: Loan Agreement, Security Agreement and 10% Convertible, Secured Promissory Note in the principal amount of $450,000, dated May 13, 2005, by and between the Company and Toucan Capital (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on May 18, 2005).

Exhibit 14: Loan Agreement, Security Agreement and 10% Convertible, Secured Promissory Note in the principal amount of $450,000, dated April 12, 2005, by and between the Company and Toucan Capital (incorporated by reference to Exhibit 10.38 to the Company’s Annual Report on Form 10-K filed with the SEC on April 15, 2005).

Exhibit 15: Loan Agreement, Security Agreement and 10% Convertible, Secured Promissory Note in the principal amount of $250,000, dated December 27, 2004, by and between the Company and Toucan Capital (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on December 30, 2004).

Exhibit 16: Loan Agreement, Security Agreement and 10% Convertible, Secured Promissory Note in the principal amount of $500,000, dated November 10, 2004, by and between the Company and Toucan Capital (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on November 16, 2004).

Exhibit 17: Loan Agreement, Security Agreement and 10% Convertible, Secured Promissory Note in the principal amount of $500,000, dated October 22, 2004, by and between the Company and Toucan Capital (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on October 28, 2004).

Exhibit 18: Loan Agreement, Security Agreement and 10% Convertible, Secured Promissory Note in the principal amount of $2,000,000, dated July 30, 2004, by and between the Company and Toucan Capital (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on August 6, 2004).

Exhibit 19: Amended and Restated Loan Agreement, Security Agreement and 10% Convertible, Secured Promissory Note in the principal amount of $500,000, dated July 30, 2004 (originally issued April 26, 2004), by and between the Company and Toucan Capital (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on August 6, 2004).

Exhibit 20: Amended and Restated Loan Agreement, Security Agreement and 10% Convertible, Secured Promissory Note in the principal amount of $500,000, dated July 30, 2004 (originally issued June 11, 2004), by and between the Company and Toucan Capital (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the SEC on August 6, 2004).

Exhibit 21: Amended and Restated Loan Agreement, Security Agreement and 10% Convertible, Secured Promissory Note in the principal amount of $50,000, dated July 30, 2004 (originally issued April 26, 2004), by and between the Company and Toucan Capital (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed with the SEC on August 6, 2004).

Exhibit 22: Amended and Restated Loan Agreement, Security Agreement and 10% Convertible, Secured Promissory Note in the principal amount of $50,000, dated July 30, 2004 (originally issued April 26, 2004), by and between the Company and Toucan Capital (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed with the SEC on August 6, 2004).

Exhibit 23: Form of First Amendment to Amended and Restated Loan Agreement, Security Agreement and 10% Convertible, Secured Promissory Note, dated April 12, 2005 by and between the Company and Toucan Capital (incorporated by reference to Exhibit 10.36 to the Company’s Annual Report on Form 10-K filed with the SEC on April 15, 2005).

Exhibit 24: Northwest Biotherapeutics, Inc. Warrant, dated May 13, 2005, issued to Toucan Capital (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on May 18, 2005).

Exhibit 25: Northwest Biotherapeutics, Inc. Warrant, dated April 12, 2005, issued to Toucan Capital (incorporated by reference to Exhibit 10.39 to the Company’s Annual Report on Form 10-K filed with the SEC on April 15, 2005).

Exhibit 26: Northwest Biotherapeutics, Inc. Warrant, dated December 27, 2004, issued to Toucan Capital (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on December 30, 2004).

Exhibit 27: Northwest Biotherapeutics, Inc. Warrant, dated November 10, 2004, issued to Toucan Capital (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on November 16, 2004).

Exhibit 28: Northwest Biotherapeutics, Inc. Warrant, dated October 22, 2004, issued to Toucan Capital (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on October 28, 2004).

Exhibit 29: Northwest Biotherapeutics, Inc. Warrant, dated July 30, 2004, issued to Toucan Capital (incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K filed with the SEC on August 6, 2004).

Exhibit 30: Northwest Biotherapeutics, Inc. Warrant, dated June 11, 2004, issued to Toucan Capital on July 30, 2004 (incorporated by reference to Exhibit 10.8 to the Company’s Current Report on Form 8-K filed with the SEC on August 6, 2004).

Exhibit 31: Northwest Biotherapeutics, Inc. Warrant, dated April 26, 2004, issued to Toucan Capital on July 30, 2004 (incorporated by reference to Exhibit 10.9 to the Company’s Current Report on Form 8-K filed with the SEC on August 6, 2004).

Exhibit 32: First Amendment to Warrants, dated January 26, 2005, by and between the Company and Toucan Capital (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed with the SEC on February 1, 2005).

Exhibit 33: Certificate of Designations, Preferences and Rights of Series A Cumulative Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 1, 2005).

Exhibit 34: Securities Purchase Agreement, dated January 26, 2005, by and between the Company and Toucan Capital (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 1, 2005).

Exhibit 35: Warrant to purchase Series A Cumulative Convertible Preferred Stock of the Company, dated January 26, 2005, issued to Toucan Capital (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on February 1, 2005).

Exhibit 36: Joint filing statement (previously filed as Exhibit 7 to the Initial Schedule 13D filed with the SEC on May 6, 2004 and incorporated by reference herein).

*	Portions of this exhibit are incorporated by reference to Exhibits 10.3, 10.4, 10.5, 10.6, 10.7, 10.9, 10.10, 10.12 and 10.13 to the Company’s Annual Report on Form 10-K filed with the SEC on May 14, 2004 and the Company’s Current Report on Form 8-K filed with the SEC on June 22, 2004, as noted therein.

Signature

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information set forth in this statement is true, complete and correct.

Dated May , 2005
TOUCAN CAPITAL FUND II, L.P.
	By:	/s/ Linda Powers

	Name:	Linda Powers

	Title:	Managing Director

TOUCAN GENERAL II, LLC

	By:	/s/ Linda Powers

	Name:	Linda Powers

	Title:	Managing Member

TOUCAN MANAGEMENT, LLC

	By:	/s/ Linda Powers

	Name:	Linda Powers

	Title:	Managing Member

/s/ Linda Powers

LINDA POWERS

/s/ Robert Hemphill, Jr.

ROBERT HEMPHILL, JR.

/s/ Bruce Robertson, Ph.D.

BRUCE ROBERTSON, PH.D.